SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement 17 December 2008, Lisbon

Qualified Holding

Portugal Telecom, SGPS, S.A. (“PT”) informs that Telefónica, S.A. (“Telefónica), as a result of the PT’s share capital reduction from Euro 28,277,855.31 to Euro 26,895,375 executed and announced on 10 December 2008, now holds more than 10% of the voting rights corresponding to the share capital of PT, according to article 20 of the Portuguese Securities Code, under the following terms:

Entities	No. of shares	% of capital	% of voting rights
			(pursuant to article 16 of the Portuguese Securities Code)
Telefónica	80,591,894	8.99%	8.99%
Telesp, S.A	7,994,250	0.89%	0.89%
Aliança Atlântica Holding B.V.	5,329,500	0.60%	0.60%
Telefónica (global holding)	93,915,644	10.48%	10.48%

Telefónica has also informed PT that the voting rights in PT related to the shares held by the companies Telecomunicações de São Paulo, S.A. – Telesp and Aliança Atlântica Holding B.V. are attributed to Telefónica, Telefónica International, S.A. and São Paulo Telecomunicações Holding, Ltda., as a result of Telefónica’s control over those companies, as follows:

1.	Telefónica holds 100% of Telefónica International, S.A., which, in turn:

	a)	directly holds 65.30% of Telecomunicações de São Paulo, S.A. – Telesp; and
	b)	indirectly holds 22.65% of Telecomunicações de São Paulo, S.A. – Telesp, as follows:

		(i)	21.14%, through São Paulo Telecomunicações Holding, Ltda. (which is 100% held by Telefónica International, S.A.); and
		(ii)	1.51%, through Telefónica Data Brasil Ltda. (which is 100% held by São Paulo Telecomunicações Holding, Ltda., which in turn is 100% held by Telefónica International, S.A., as described above).

2.

Telefónica directly holds 50% of Aliança Atlântica Holding B.V. and indirectly holds the other 50% of the same company, through Telecomunicações de São Paulo, S.A. – Telesp, which is indirectly controlled by Telefónica International, S.A. as described above.

Additionally, Telefónica has informed PT that it will dispose a total of 4,264,394 shares representating  0.48% of the share capital and voting rights in PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800 http://ir.telecom.pt

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Subsequently, PT was informed by Telefónica, pursuant to article 248-B of the Portuguese Securities Code and article 14 of the CMVM Regulation no. 5/2008, that Telefónica disposed of 4,264,394 PT ordinary shares and now holds directly 76,327,500 shares representing 8.51% of the share capital and voting rights in PT.

As a result of such transaction, Telefónica’s qualified holding now corresponds, pursuant to article20 of the Portuguese Securities Code, to 89,651,250 shares representing 10.00% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of article 17 of the Portuguese Securities Code, following a communication received from Telefónica, a company incorporated under the laws of Spain, with registered office in Madrid, registered in the Commercial Registry Office of Madrid, with the tax number A-28015865 and share capital of Euro 4,704,996,485.00.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.